April 10, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark S. Webb

Re:	Jacksonville Bancorp, Inc.

Registration Statement on Form S-3

File No. 333-186556

Dear Mr. Webb:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jacksonville Bancorp, Inc. (the “Company”) respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 9:00 a.m. Eastern time on Monday, April 15, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate it if you could notify Halcyon E. Skinner of McGuireWoods LLP when the Registration Statement is declared effective and send the Notice of Effectiveness via facsimile to Mr. Skinner. Mr. Skinner’s telephone number is (904) 798-2626 and his facsimile number is (904) 360-6324.

Very truly yours,

JACKSONVILLE BANCORP, INC.

By:	/s/ Valerie A. Kendall
Name:	Valerie A. Kendall
Title:	Executive Vice President & Chief Financial Officer

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